Exhibit 99.2
Leading a new era of innovation in immunology 1

Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the company’s own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx’s internal estimates or research, and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “expand,” “future,” “ongoing,” “opportunity,” “potential,” and “will,” and include statements argenx makes regarding its new era of innovation in immunology; its ability to connect science and patients to unlock infinite opportunity; its plan for its innovation engine to power Vision 2030, including (1) 5 new molecules in Phase 3 and 4 new pipeline molecules in 2025; (2) 10 labeled indications and 10 ongoing registrational studies; and (3) 50,000 patients on treatment and its continued impact of VYVGART with approximately 19,000 patients treated globally; its expectations regarding the prefilled syringe launch’s increase in patient impact and prescriber base; its financial strength to invest in sustainable innovation; its 2026 strategic priorities, including its goals to: (1) impact more patients with VYVGART through delivery of broadest MG label, IIM and ITP Phase 3 readouts, and expansion into rheumatology; (2) shape long-term future of FcRn, including advancement of combination approaches and 3 clinical-stage FcRn molecules; and (3) deliver next wave of innovation, including first Empa Phase 3 readout (MMN), 4 Phase 3 molecules, and 10 clinical molecules; its expectations regarding the MG Total Addressable Market in the U.S. in 2030 and its plans to redefine treatment; its expectations regarding the continued growth in CIDP and its plans to redefine treatment and patient outcomes; its expectations regarding an increase in its presence in Myositis and Sjogren’s Disease and its plans to redefine treatment and patient outcomes; its expectations regarding building a sustainable FcRn franchise, including Phase 3 ready ARGX-213, Phase 1 ARG-124, and its future molecules; its goal to deliver the next wave of immunology innovation, including the potential growth of the market in MMN beyond $1 billion by 2030; the transformative potential across pipeline programs, including: (1) efgartigimod as the first and only Fc fragment in 15+ indications; (2) empasiprubart as a potent C2 sweeping antibody in 3+ indications; (3) adimanebart as a MuSK agonist antibody in 3+ indications; (4) ARGX-213 as FcRn sustained IgG reduction in 15+ potential indications; and (5) ARGX-121 as IgA sweeping antibody in 3+ potential indications; the successful advancement of the next wave of molecules, including ARGX-121 and ARGX-213; the innovation model’s generation of a world-class pipeline; the potential for 3 new Phase 1 programs in 2026; and the potential for significant value creation across 7 registrational programs, including: potential Phase 3 program data readouts for (1) efgartigimod in ocular in 1Q 2026, Myositis in 3Q 2026, ITP in 4Q 2026, and Sjogren’s in the second half of 2027; (2) empasiprubart in MMN in the second half of 2026 and CIDP in the second half of 2027; and potential approvals for AchR- gMG (MuSK+, LRP4+, triple seronegative) in the second half of 2026. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the results of argenx's clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements in products and product candidates; the acceptance of argenx's products and product candidates by patients as safe, effective and cost-effective; the impact of governmental laws and regulations on our business, including tariffs, export controls, sanctions and other regulations on its business; disruptions caused on our reliance of third parties suppliers, service provides and manufacturing; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. 2

“Before VYVGART Hytrulo I was struggling to walk to the end of the driveway, now I walk 10 miles a day. My activity level is where it was 10 years ago” * Sam, CIDP Patient *Individual patient outcome; does not necessarily reflect typical patient experience 3

Science Patients Connecting Science and Patients to Unlock Infinite Opportunity 4

50K Patients on Treatment 5 New Molecules in Phase 3 Labeled Indications 10 O U R I N N O V A T I O N E N G I N E I S P O W E R I N G VISION 2030 5

O U R I N N O V A T I O N E N G I N E I S P O W E R I N G VISION 2030 ~19K Patients On VYVGART Globally 10 Ongoing Registrational Studies New Pipeline Molecules in 2025 4 6

21 75 131 173 218 269 329 374 398 478 573 737 790 949 1,127 1,286 2025 Product Net Sales of $4.2 Billion Financial Strength to Invest in Sustainable Innovation FY 2025 FY 2024 G %* 4,151 2,186 +90% Product net sales Q4 2025 Q4 2024 G %* 1,286 737 +74% Q4 2025 Q3 2025 G %* 1,286 1,127 +14% (in millions of $) 2025: First Year of Operating Profitability Q1’22 Q2’22 Q3’22 Q4’22 Q1’23 Q2’23 Q3’23 Q4’23 Q1’24 Q2’24 Q3’24 Q4’24 Q1’25 Q2’25 Q3’25 Q4’25 *Net sales growth % excludes the impact of FX 90% YoY growth* Q4 and FY 2025 selected financial information is preliminary, unaudited, and subject to adjustment 7

2026 Strategic Priorities Impact More Patients with VYVGART Deliver Next Wave of Innovation Deliver broadest MG label AIM and ITP Phase 3 readouts Expand into rheumatology Shape Long-Term Future of FcRn 3 Clinical-stage FcRn molecules Advance combination approaches First empa Phase 3 readout (MMN) 4 Phase 3 molecules 10 Clinical-stage molecules 8

Playbook to Reach Impact More 50k Patients Patients withVYVGART 9

Playbook for Indication Leadership with Precision Medicine Patient Impact REDEFINE BIOLOGY REDEFINE TREATMENT REDEFINE PATIENT OUTCOMES Raise the Bar Combo/Multiple MoAs Precision Approach First-in-Class New Standards Commercial Excellence 10

20% YoY increase in new prescribers >4,700 Prescribers in the US NEW PRESCRIBER AND PATIENT GROWTH Prefilled Syringe Launch is Increasing Patient Impact and Broadening Prescriber Base 70% Source: argenx market research Achieved Blockbuster Status as of 3Q 2025 MG EXPANSION Earlier Line Patients #1 PRESCRIBED BIOLOGIC VYVGART drove 60% Growth in overall MG biologics share CIDP EXPANSION Patients directly from orals As of 4Q 2025 Financial Results Mary Beth, MG Patient 11

Building Durable Leadership with the Broadest Label in MG Launch in Seronegative MG* Ocular MG Phase 3 Readout Limited current treatment options First and only development in Ocular MG * Pending decision on approval Redefine Patient Outcomes U.S. Addressable MG Patients 17K +11K +7K +25K 60K Seronegative Ocular Growth in Biologics Share of Market Combination Empasiprubart & efgartigimod Generating real world evidence Empowering HCP Treatment Choice Addressable Market at Launch Total Addressable Market in 2030 12

Clear Path to CIDP Market Expansion Evidence Generation ADHERE+ Functional Benefit 42K 24K 12K Total Treated Patients Addressable Market at Launch Total Diagnosed Patients HCP Prescriber Growth Biomarker Exploration IgG, IgM Autoantibodies Progressing Multiple MOAs Co-positioning VYVGART & Empasiprubart Redefine Treatment Redefine Patient Outcomes 13

Building our Presence in Rheumatology 40K 20K 10K U.S. Prevalence DM IMNM PM 230K U.S. Prevalence 70K TOTAL 330K TOTAL Redefining Biology Redefining Patient Outcomes MSAs1 linked to disease severity in IMNM; skin rash and treatment response in DM Anti-Ro/SSA and Anti-La/SSB are hallmarks of disease 1.MSA: myositis specific antibodies (anti-SRP and –HMGCR in IMNM, anti-Mi2 and –MDA5 in DM) Phase 2: Significant improvement in muscle strength (TIS) Phase 2: Reductions in systemic disease activity No targeted therapies currently approved Potential to reduce steroid burden and reliance on other conventional treatments Autoimmune Myositis Sjögren’s Disease Redefining Treatment 100K Moderate to Severe 14

Playbook to Reach Shape the Long 50k Patients-term Future of FcRn 15

Building a Sustainable FcRn Franchise

Diversified FcRn portfolio elevating the patient experience across IgG-mediated diseases

	Today Differentiated Efficacy and Patient Experience		**Tomorrow** Enduring FcRn Leadership		
	VYVGART	VYVGART Hytrulo	**ARGX-213** Phase 3 ready	**ARGX-124** Phase 1	**ARGX-XXX** Future molecules
Optimizing patient experience	Halozyme PFS approved	YPSOMED SELFCARE SOLUTIONS Autoinjector *Est 2027*	elektrofi Small volume delivery	Unnatural Products Oral peptides	
Exploring combination approaches	ADAPT Forward efgartigimod – empasiprubart		Broad immunology pipeline of combination approaches across multiple modalities		

FcRn



argenx

16

Playbook to Reach Deliver Next 50k Patients Wave of Innovation 17

This will be a Pivotal Year for empasiprubart with First Phase 3 Readout in MMN Market in MMN expected to grow beyond $1B by 2030 60% Progression despite treatment 40% Initially misdiagnosed 12k patients across key markets Today Future $1B+ MMN Market $750-800M Market1 1. PPTA, Takeda, CSL, argenx analysis argenx market research Progressive and often misdiagnosed as ALS Severe disability in 20% of patients Targeted treatments MMN 0 Disease Burden Unmet Need 18

Empasiprubart Sustained Improved Grip Strength in MMN ARDA Phase 2 Grip strength change from baseline (kPA) ARDA+ Open Label 19

Transformative Potential Across Pipeline Programs Efgartigimod Empasiprubart Adimanebart Potent C2 sweeping antibody MuSK agonist antibody First-in-class Fc Fragment ARGX-213 ARGX-121 IgA Sweeping Antibody FcRn: Sustained IgG reduction 15+ Indications 3+ Indications 3+ Potential indications 3+ Indications 15+ Potential indications 20

Successfully Advancing Next Wave of Molecules ARGX-213: Convenient Monthly Dose Achieved ARGX-121: Rapid and Total IgA Depletion IgG Change from baseline (%) IgA Change from baseline (%) IgA-targeting Fab Fc-ABDEGTM Fc-ABDEGTM α-albumin VHH 21

Tensegrity (TSP-101) Target: Fn14 Phase 1 ARGX-118 Target: Galectin-10 Preclinical ARGX-125 Target: Not disclosed Preclinical Biopharma companies Immunology pipelines Expanding our ecosystem of where we source novel biology Broadened network of where we source novel biology Bringing in more later stage pipeline candidates Three New Phase 1 Molecules in 2026 Innovation Engine Pipeline in a produ ct Best in Field Antibody Engineering Pioneering Novel Biology Academic Research Centers Immunology Labs Biopharma companies Immunology pipelines 22

Innovation Model Generating World-Class Pipeline

IIP/Preclinical	Phase 1	PoC	Registrational	Approved
25 Active IIP programs Spanning neurology, rheumatology, renal, and skin targets	ARGX-118 (Galectin)	AMR	Seronegative	VYVGART Hytrulo
	ARGX-124 (FcRn)	Scleroderma	Ocular MG	VYVGART
	ARGX-125	AIE	ITP	
	TSP-101 (Fn14)	DGF	Graves' Disease	
	Target of **1** IND per year	ALS	Sjogren's Disease	
		SMA	Myositis	
		IgA Nephropathy	MMN	
		ARGX-109 (IL6)	CIDP	
			CMS	
			ARGX-213	

PROGRAMS

- Other
- Efgartigimod
- Empasiprubart
- Adimanebart
- ARGX-213
- ARGX-121
- ARGX-109

23

6 Registrational Readouts Over Next 24 Months Phase 3 Data Readouts Ocular Sjogren’s Disease Myositis ITP CIDP MMN EFGARTIGIMOD EMPASIPRUBART AChR- gMG (MuSK+, LRP4+, triple seronegative) by end of 2026 Decision on Approval 1Q 2026 2H 2027 3Q 2026 4Q 2026 2H 2027 4Q 2026 24

IIP Programs ARGX-121 — ARGX-109 | ARGX-118 — ARGX-125 Empasiprubart — C2 | Ad mi anebart — MuSK LeadershipinFcRn | VYVGART—ARGX2- 13—ARGX1- 24 MG–CIDP–ITP | Myositis–Sjogren’sDisease –Graves| AEI –Scel or de mr a–AMR IIP Pipeline in a product An Best i n F ield tibody E n gi neering Pioneering Novel Biology argenx: Continuous Innovation Engine 25

Attractive De-Risked Profile of Phase 3 Studies ITP ADVANCE Phase 3 IV Real world data Japan Cumulative platelet count primary endpoint Ocular MG Myositis MMN Sjogren’s ALKIVIA Proof of Concept ADAPT ocular domain data Real-world case reports EMPASSION Proof of Concept RHO and DAHLIAS Proof of concept MGII novel primary endpoint Heterogeneous disease TIS composite primary endpoint Head-to-head trial vs IVIg Difficult-to-treat patients Challenging primary endpoint 26